UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Number	Description

99.1	Letter from Alejandro de la Fuente Goic, CFO, LAN Airlines S.A., dated June 22, 2012, to Mr. Fernando Coloma Correa, Commissioner, Securities and Insurance Commission

99.2	Joint Press Release Issued by LAN Airlines S.A. and TAM S.A., dated June 22, 2012, Relating to Confirmation of Exchange Offer

99.3	Joint Press Release Issued by LAN Airlines S.A. and TAM S.A., dated June 22, 2012, Relating to Confirmation of Completion of Exchange Offer and Merger

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2012

LAN AIRLINES S.A.

By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	Senior Vice President and General Counsel